Exhibit 99.1
ALGOMA STEEL INC.

Material Change Report

Section 75(2) of the Securities Act (Ontario)
Section 85(1)(b) of the Securities Act (British Columbia)
Section 146(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of The Securities Act, 1988 (Saskatchewan)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland and Labrador)
1.	Reporting Issuer

Algoma Steel Inc.
105 West Street
Sault Ste. Marie, ON P6A 7B4

2.	Date of Material Change

July 27, 2004

3.	Press Release

A press release was distributed through Canada NewsWire on July 27, 2004.

4.	Summary of Material Change

Algoma Steel Inc. announced that new tentative agreements had been reached with USWA Locals 2251 and 2724, representing the Company’s hourly and salaried employees.

5.	Full Description of Material Change

See attached News Release dated July 27, 2004.

6.	Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Senior Officers

For further information please contact Paul Finley, Vice President – Business Development and Corporate Secretary at 705-945-2201.

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Sault Ste. Marie, Ontario, this 29th day of July, 2004.

By:	“Paul Finley”
	Name:	Paul C. Finley
	Title:	Vice President – Business Development & Corporate Secretary

NEWS RELEASE Wednesday, July 27, 2004	ALGOMA STEEL INC. 105 West Street Sault Ste. Marie, Ontario, Canada P6A 7B4 TSE Symbol: AGA

Algoma Steel Inc. Announces Tentative Collective Agreements

SAULT STE. MARIE, ONTARIO – Algoma Steel Inc. today announced that the Company has reached tentative settlements with USWA Locals 2251 and 2724 on the terms of new labour agreements. The current collective agreements are set to expire on July 31, 2004. The negotiating committees of both Locals are unanimously recommending approval of the agreements. Ratification votes on the tentative agreements are to be held over the next few days. The Company intends to release the major items of the tentative agreements simultaneously with the information meetings being held by the Unions.

Algoma President and CEO, Denis Turcotte, commented on the outcome, “We are pleased that we have reached tentative agreements without a labour disruption. As we move forward, we can continue to work cooperatively with our Unions to reposition the Company for success.”

Algoma Steel Inc. is an integrated steel producer based in Sault Ste. Marie, Ontario. Revenues are derived primarily from the manufacture and sale of rolled steel products including hot and cold rolled sheet and plate.

Company Contact:

Steve Boniferro
Vice President, Human Resources
705.945.2785